Exhibit 99.1

NYSE-A:ROY	NR 09-01
TSX:IRC	January 28, 2009

INTERNATIONAL ROYALTY COMMENTS ON

VOISEY’S BAY CONCENTRATE SHIPMENTS

DENVER, COLORADO - January 28, 2009 - International Royalty Corporation (TSX: IRC, NYSE-A: ROY) (“IRC” or the “Company”) has recently learned of an article reporting that the Voisey’s Bay mine had halted concentrate shipments. Unless this delay is for a period greater than six months, IRC does not expect these delayed shipments to have a significant impact on its revenues.  IRC owns an effective 2.7% NSR royalty on the Voisey’s Bay mine, located in the Province of Newfoundland and Labrador (the “Province”).

On January 27, 2009, The Telegram, a St. John’s, Newfoundland newspaper, reported that Voisey’s Bay mine operator Vale Inco (“Vale” or the “Operator”) “agreed to stop shipping concentrates from Voisey’s Bay for processing out of the Province as of December 31, 2008.  And a [Vale] company spokesman says those shipments won’t resume until a final agreement is reached with the Province on the planned hydromet facility at Long Harbour.”

According to the Operator, the Voisey’s Bay mine complies with a strict winter shipping schedule of concentrates from the mine site to either a storage facility in Quebec City, Quebec or to European smelters1.  Based on Vale’s agreements with the Provincial government and the First Nations, no shipping is allowed between December 7 and January 21 and from April 7 to May 21.  Between January 22 and April 6, only four nickel shipments are permitted, and no copper shipments can leave port to the European smelters.  The nickel shipments during this two and a half month period represented approximately 25% of the annual nickel concentrate production in 2008. The seasonal nature of the shipping schedule has resulted in IRC realizing reduced royalty revenues from nickel shipments in the second quarter of each year and increased royalty revenues from nickel and copper shipments in the latter half of the year.

This schedule has been adhered to since the mine began operations in late 2005.  Consequently, Vale had already discontinued shipping concentrates prior to The Telegram’s article.  Vale appears to be extending the no-shipping policy until it has negotiated a final agreement with the Province on the proposed hydromet plant.  Should these negotiations be completed prior to May 21, at most, only four shipments would be needed to get back on the routine schedule.

Under the terms of the Voisey’s Bay royalty agreements, IRC receives payment from Vale approximately three months after the concentrates reach the smelter in either Sudbury or Thompson.  The concentrates are first shipped from Voisey’s Bay to Quebec City, where they are stored until they are transported via rail to the smelters.  The time from initial shipment to final delivery point at the smelter can take from one to three months.  As such, there is typically a four to six month delay from the time of shipment until IRC receives a royalty payment.  As an example, the royalty payment received in the third quarter of 2008 was for concentrates originally shipped from the Voisey’s Bay mine between February and May of 2008.

The concentrates are stockpiled at Quebec City until needed at the respective smelters. Inventories tend to build during the fall months and are depleted during the winter. Accordingly, the Quebec City storage facilities enable the Operator to smooth out the seasonal factors noted above.

IRC receives royalty payments from Vale in mid-February, May, August and November.  The royalty payable in mid-February reflects concentrates that arrived at the various smelters during the quarter ending September 30.  Similarly, the mid-May, August and November payments reflect the concentrates arriving at smelters during the quarters ending December 31, March 31 and June 30, respectively.  On this basis, any reductions in concentrate deliveries that are not made up by stored concentrates in Quebec City should not impact IRC until the mid-August 2009 payment.  IRC will provide additional information on these events as it becomes available.

Reference:

1

http://vinl.valeinco.com/

International Royalty Corporation

International Royalty Corporation (IRC) is a global mineral-royalty company. IRC holds more than 85 royalties including an effective 2.7% NSR on the Voisey's Bay mine, a sliding-scale NSR on the Pascua-Lama gold project in Chile, a 1.5% NSR on the Las Cruces copper project in Spain and a 1.5% NSR on approximately 3.0 million acres of gold lands in Western Australia. IRC is senior listed on the Toronto Stock Exchange (TSX:IRC) as well as the NYSE Alternext U.S.

(NYSE-A:ROY).

On behalf of the Board of Directors,

INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver

Chairman and CEO

For further information, please contact:

Jack Perkins, Director of Investor Relations: (303) 991-9500

Douglas B. Silver, Chairman and CEO: (303) 799-9020

info@internationalroyalty.com

www.internationalroyalty.com

Renmark Financial Communications Inc.

Barbara Komorowski : bkomorowski@renmarkfinancial.com

Tel.: 514-939-3989

Fax: 514-939-3717

www.renmarkfinancial.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements related to the halt of concentrate shipments at the Voisey’s Bay mine; the anticipated timing of negotiation of a final agreement between Vale Inco and the Province of Newfoundland and Labrador related to the planned hydromet facility in Long Harbor; the expectation that Vale Inco and the Province will reach a final agreement; the timing of shipments and revenue from such shipments once the agreed halt is terminated; the anticipated impact on IRC revenue, cash flow and results of operations resulting from an extended halt of concentrates at the Voisey’s Bay mine; the shipping protocol from the Voisey’s Bay mine to storage facilities and smelters; the ability to ship stockpiles of concentrates to smelters during and upon lifting the halt; commentary on information provided by Vale Inco to IRC, in public disclosure or to media; and other statements that are not statements of historical fact and address future events, conditions and expectations, projections or commentary on operations beyond the control of IRC and its management.  Some assumptions of IRC include, but are not limited to, the validity of statements made by the project operators in the public domain and the projected royalties on such projects.  Forward-looking statements by their nature involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict, including but not limited to, the period in which shipments are halted from the Voisey’s Bay mine; the timing and ability of Vale Inco and the Province of Newfoundland and Labrador to finalize an agreement related to the planned hydromet facility in Long Harbor; the ability to ship concentrates upon reaching such agreement, if any; the risk that smelters may find alternative sources for concentrates; risks related to declines in commodity prices that could affect royalties; risks related to restrictions on shipments from the Voisey’s Bay mine imposed by the Province; actual impact on IRC’s revenue, cash flow or results of operations related to the Voisey’s Bay royalty; impact on IRC’s share price resulting from media accounts of Voisey’s Bay’s operations and other risks more fully described in IRC’s public filings available at www.sedar.com and www.sec.gov.  Actual results and developments may differ materially from those contemplated by such forward-looking statements.  The forward-looking statements included in this release represent IRC’s views as of the date of this release. While IRC anticipates that subsequent events and developments may cause IRC’s views to change, IRC specifically disclaims any obligation to update these forward-looking statements unless required by law. Accordingly, readers should not place undue reliance on any forward-looking statements.